United States securities and exchange commission logo





                            October 15, 2020

       Yimin Wu
       Chief Executive Officer
       Infobird Co., Ltd
       Room 12A05, Block A
       Boya International Center, Building 2, No. 1 Courtyard
       Lize Zhongyi Road
       Chaoyang District, Beijing, China 100102

                                                        Re: Infobird Co., Ltd
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted September
24, 2020
                                                            CIK No. 0001815566

       Dear Mr. Wu:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to our prior comments refer to our letter dated August 31, 2020.

       Amendment No. 1 to Draft Registration on Form F-1

       Prospectus Summary, page 1

   1. We note your response to prior comment 1 regarding the basis for your belief that you are a leading SaaS provider
in serving large enterprises in the finance industry in customer engagement. To the
extent material, please include this information in the filing.
 Yimin Wu
FirstName  LastNameYimin  Wu
Infobird Co., Ltd
Comapany
October  15,NameInfobird
             2020        Co., Ltd
October
Page 2 15, 2020 Page 2
FirstName LastName
Corporate History and Structure, page 3

2. Please revise your registration statement to include your responses to prior comments 4 and 5 regarding the corporate restructuring and the ownership before and after of each for the 19 shareholders of Infobird Beijing.
Business, page 57

3. Your response to prior comment 11 indicates that you have 358 customers, consisting of over 10,000 paid users accounts. Please provide more detail regarding your customer base outside of your largest customer China Guangfa Bank. Please clarify the number of paid user accounts outside of China Guagfa Bank and whether your other customers are concentrated in any particular industry, geographic location or size of customer.
4. Please refer to prior comment 12 and advise us whether you substantially dependent on any of your agreements with China Guangfa Bank, and if so, whether you plan on filing such agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K.
       You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or
Stephen
Krikorian, Accounting Branch Chief, at (202) 551-348 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Clayton E. Parker, Esq.